Exhibit (a)(11)

(The following is a reformatted version of a press release issued by IPALCO Enterprises, Inc.)


                                        Media:  Marni Lemons
                                                317-261-8219
                                                email:mlemons@ipalco.com

                                     Investor:  Jennifer Kent
                                                317-261-8259
                                                email:jkent@ipalco.com

                                                Steve Meyer
                                                317-261-8995

                IPALCO Announces Final Results of Dutch Auction

INDIANAPOLIS, April 3, 1997 -- IPALCO Enterprises, Inc. (NYSE:IPL) on Thursday said it will spend $401.2 million to repurchase all of the approximately 12.54 million shares that were tendered at or below $32 per share through its Dutch Auction tender offer which expired last week.

IPALCO announced on February 25, 1997, that it would buy back 12 million shares, or 21 percent of its outstanding common stock, at a price not lower than $29 nor more than $34 per share. The lowest price that allowed the company to acquire 12 million shares was $32. All shareholders who tendered shares at or below this price before March 27, 1997, will be paid $32 per share for their shares.

The Company emphasized that it is acquiring the additional shares above
12 million in lieu of the proration it had previously announced. That will further reduce IPALCO's outstanding shares to about 44.5 million which will benefit remaining shareholders while simplifying the transaction for tendering shareholders.

Payment for the shares accepted in the tender and the return of all other shares tendered but not accepted, will occur within the next two weeks.

"We're very pleased that we have been able to provide our shareholders with a choice of options," said IPALCO Chairman and Chief Executive Officer John R. Hodowal. "Those who tendered their shares received a premium price, nearly $4 above the closing price on the day we announced the transaction. Stated another way, they received well over two years' worth of dividends right up front.

"Those shareholders who remain, as well as new shareholders, will benefit from a faster earnings-per-share growth rate, as well as an expected higher dividend growth rate."

IPALCO initiated the leveraged recapitalization and revised dividend policy in order to prepare for a more competitive future. While the company's debt-to-capital ratio will increase in the short term, IPALCO expects it to be back to the 45 percent level in three and a half to five years.

"We believe we will be competing with S&P 500 companies as we move toward a customer choice future. These industrial companies are not saddled with the high payout ratios characteristic of today's utilities," Hodowal said. "The total return characteristics of our stock should make us an attractive investment today and into the future."

IPALCO Enterprises, Inc. is a multi-state energy company providing a variety of energy-related products and services. Its principal subsidiary, Indianapolis Power & Light Company, provides retail electric service to approximately 410,000 commercial, industrial and residential customers in Indianapolis and other parts of Central Indiana.

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